

May 6, 2015

Thomas A. Fanning
Chairman, President and Chief Executive Officer
The Southern Company
30 Ivan Allen Jr. Boulevard, N.W.
Atlanta, Georgia 30308

> **Re:** **The Southern Company**
> **Alabama Power Company**
> **Georgia Power Company**
> **Gulf Power Company**
> **Mississippi Power Company**
> **Southern Power Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 2, 2015**
> **File Nos. 1-03526, 1-03164, 1-06468, 1-31737, 1-11229, 333-98553**

Dear Mr. Fanning:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

General

1. Please note this review encompassed all registrants listed on the facing page of your Form 10-K. To the extent a comment applies to more than one registrant please address the comment separately for each registrant.

Southern Company and Subsidiary Companies 2014 Annual Report

Notes to the Financial Statements

1. Summary of Significant Accounting Policies

Regulatory Assets and Liability, page II-54

2. We note ASC 715 requires you to recognize the funded status of your defined benefit pension and other postemployment benefit (OPEB) plans on your balance sheet. Please explain to us how you concluded it was appropriate to record a regulatory asset to offset the liability recognized as a result of applying ASC 715 in lieu of recognizing a charge to other comprehensive income. In this regard, we note the significant increase in your retiree benefit plans regulatory asset in fiscal 2014 which appears to be related to the increase in your projected benefit obligations for the Company's pension and other postretirement benefit plans. Refer to paragraphs 1-7 of ASC 980-715-25. Please be detailed in your response and ensure your analysis considers the additional criteria for recognition of a regulatory asset for OPEB costs as specified pursuant to ASC 980-715-25-3 through 25-7.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief